Filed by: Columbia Banking System, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Umpqua Holdings Corporation

Commission File No.: 001-34624

This filing relates to the proposed transaction between Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”) pursuant to the Agreement and Plan of Merger, dated as of October 11, 2021, by and among Umpqua, Columbia and Cascade Merger Sub, Inc.

DECEMBER 8, 2021

Our Combined Structure is Taking Shape

As Clint and Cort mentioned, there’s been a lot of activity going on behind the scenes since we announced our integration on October 12.

In addition to launching the Integration Management Office (IMO) and filing our formal merger applications, we’ve been carefully planning how to combine our institutional strengths and incredible people in a new organizational structure that will position us for market leadership as a leading West Coast regional bank.

The members of the anticipated combined Executive Team have been working closely on that structure for the past several weeks. They’re following Clint and Cort’s vision and a set of guiding principles that include:

•	A consistent approach across both companies

•	Right placement of strong talent

•	Blended representation from both organizations

•	A respectful experience for all (regardless of individual outcome)

As you know, Columbia CEO Clint Stein will serve as CEO for our combined organization. In the following section we’ve listed the names of his Executive Team, who make up the second layer of our new structure. The newest layer of our organization—executive direct reports—was just approved this week. We’re looking forward to introducing them to you in the coming days.

Read on for a closer look at how our organization is shaping up and a schedule for when you’ll be learning more about the new structure.

Remember, any organizational changes go into effect after our deal closes, which is expected to occur mid-next year. In the meantime, it’s business as usual.

Executive Team

•	Consumer: Chris Merrywell, President, Consumer Banking, Columbia

•	Commercial: Tory Nixon, President, Commercial Banking, Umpqua

•	Finance: Ron Farnsworth, Chief Financial Officer, Umpqua

•	Operations: Drew Anderson, Chief Administrative Officer, Umpqua

•	Legal: Kumi Baruffi, General Counsel, Columbia

•	Audit: Joel Brandenburg, Chief Auditor, Umpqua

•	Human Resources: Sheri Burns, Chief Human Resources Officer, Umpqua

•	Marketing & Communications: David Moore Devine, Chief Marketing Officer, Columbia

•	Risk: Lisa Dow, Chief Risk Officer, Columbia

•	Strategy/Innovation: Eric Eid, Chief Integration Officer, Columbia

•	Credit: Frank Namdar, Chief Credit Officer, Umpqua

Executive Direct Reports

Over the next few days, we’ll be sharing updates from the executive team leaders whose names you see listed above. In these updates, each leader will introduce you to their direct reports and share the vision and scope for their respective organizations in the combined structure. Keep an eye peeled for emails from IMO over the next few days to follow along.

Here’s a schedule of announcements:

Thursday, Dec. 9	Consumer, Chris Merrywell
Commercial, Tory Nixon

Friday, Dec 10	Operations, Drew Anderson
Strategy & Innovation, Eric Eid

Monday, Dec. 13	Risk, Lisa Dow
Finance, Ron Farnsworth
Credit, Frank Namdar

Tuesday, Dec. 14	Human Resources, Sheri Burns
Marketing & Communications, David Moore Devine

Wednesday, Dec. 15	Legal, Kumi Baruffi
Audit, Joel Brandenburg

Final Structure

Future executives of the combined company and their direct reports are working in close partnership with current leaders to finalize the organization structure. We know you’re eager to hear about the final post-closing structure and what it means for you and we’re committed to sharing it with you as soon as it’s finished.

Mergers have a lot of moving pieces, but our goal is to share the final leadership structure with you in January 2022. We will keep you updated.

5	Answers to Questions You Might Already Have

1.	What do I do if my leader is not moving forward in the same capacity? Are they still my boss?

Yes, they are still your boss at this time and no, you don’t need to do anything differently. Remember, we still have two banks to run so it’s business as usual until the deal closes. Your current leader will still be doing your review and supporting your goals and performance just like any other day. Any changes in leadership will not occur until after the close of the deal.

2.	How are you making sure decisions about staffing are fairly and equitably administered?

Decisions concerning staffing are determined using nondiscriminatory work-related criteria, including the individual’s specific skills, experience, abilities, and knowledge. As with all staffing decisions, in planning and implementing the selection process, we’re strictly adhering to the Equal Employment Opportunity policy, and not discriminating on the basis of race, color, religion, gender, national origin, marital status, age, mental or physical disability, veteran status, sexual orientation or any other protected status.

3.	The new leader of my current team or organization is from the other bank—can I contact them?

The new leadership team is working on plans to introduce teams to go-forward leaders and provide an opportunity for teams to ask questions and get to know new leaders. Vacations during the holiday season may impact the timing of these meetings by they will generally occur before the end of January.

4.	When will I learn the final leadership org structure?

The final leadership org structure is still in development. We know you’re eager to see it and hope to share it with you in January 2022. Follow our emails for updates.

5.	Will I be able to find all this integration information in one place?

Glad you asked. The answer is yes, and soon. We’re in the process of building a shared one-stop-shop for integration-related announcements, resources, and more. We anticipate launching this resource later in December.

How to Submit Your Questions

We’re committed to keeping you informed with regular updates. We want to know what’s on your mind so your questions can inform future communications. Many details are still being worked out and while we won’t be able to answer every question directly, we’ll address the most frequently asked questions in our updates.

If you have questions about the combination, you can submit them anonymously via the links below:

•	Columbia Bank Employee Question Submissions

•	Umpqua Bank Associate Question Submissions

Additional Resources

As a reminder, please use the resources that are available to you:

•	Columbia Bank Employee Resources

•	Umpqua Bank Associate Resources

•	Columbia Bank External-Facing Information Center

•	Umpqua Bank External-Facing Information Center

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and Umpqua’s and Columbia’s respective businesses, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, or any slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures, including on product pricing and services; success, impact, and timing of Umpqua’s and Columbia’s respective business strategies, including market acceptance of any new products or services and Umpqua and Columbia’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Umpqua and Columbia are parties; the outcome of any legal proceedings that may be instituted against Umpqua or Columbia; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; changes in Umpqua’s or Columbia’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Umpqua and Columbia do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Umpqua and Columbia successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Umpqua and Columbia. Additional factors that could cause results to differ materially from those described above can be found in Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021, June 30, 2021 and September 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on Umpqua’s investor relations website, www.umpquabank.com, under the heading “Financials,” and in other documents Umpqua files with the SEC, and in Columbia’s Registration Statement on Form S-4, its Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 June 30, 2021 and September 30, 2021, which are on file with the SEC and available on Columbia’s website, www.columbiabank.com, under the heading “Financial Information” and in other documents Columbia files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Umpqua nor Columbia assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction (the “Transaction”), Columbia filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Umpqua and Columbia and a prospectus of Columbia, which the SEC declared effective December 3, 2021. Umpqua and Columbia commenced mailing of the definitive joint proxy statement/prospectus to Umpqua’s and Columbia’s shareholders seeking certain approvals related to the Transaction on or about December 7, 2021. Umpqua and Columbia may also file other relevant documents concerning the Transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AS WELL AS THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Shareholders can obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Umpqua and Columbia, without charge, at the SEC’s website, www.sec.gov. Copies of these documents and the filings with the SEC incorporated by reference in these documents can also be obtained, without charge, by directing a request to Umpqua Holdings Corporation, Attention: Andrew Ognall, One SW Columbia Street, Suite 1200, Portland, OR 97204, 503-727-4100 or to Columbia Banking System, Inc., Attention: Investor Relations, P. O. Box 2156, MS 3100, Tacoma, WA 98401-2156, 253-471-4065.

PARTICIPANTS IN THE SOLICITATION

Umpqua, Columbia, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Umpqua and Columbia in connection with the Transaction under the rules of the SEC. Information regarding Umpqua’s directors and executive officers is available in Umpqua’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on March 5, 2021, and other documents filed by Umpqua with the SEC. Information regarding Columbia’s directors and executive officers is available in Columbia’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2021, and other documents filed by Columbia with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.